UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SOLAR SENIOR CAPITAL LTD.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83416M105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 83416M105

1		NAME OF REPORTING PERSON JACK SILVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,005,582
	6	SHARED VOTING POWER 3,000
	7	SOLE DISPOSITIVE POWER 1,005,582
	8	SHARED DISPOSITIVE POWER 3,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,582
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 83416M105

1		NAME OF REPORTING PERSON sherleigh associates inc. profit sharing plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 258,600
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 258,600
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,600
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12		TYPE OF REPORTING PERSON EP

CUSIP No. 83416M105

1		NAME OF REPORTING PERSON sherleigh associates inc. defined benefit pension plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12		TYPE OF REPORTING PERSON EP

CUSIP No. 83416M105

1		NAME OF REPORTING PERSON SILVER INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 139,925
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 139,925
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,925
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 83416M105

1		NAME OF REPORTING PERSON hilltop holding company, l.p.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 28,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,500
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,500
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 83416M105

1		NAME OF REPORTING PERSON LEIGH SILVER ROTH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 58,276
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 58,276
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,276
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 83416M105

1		NAME OF REPORTING PERSON ROMY SILVER ROTH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 58,277
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 58,277
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,277
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 83416M105

1		NAME OF REPORTING PERSON ROMleigh LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 377,004
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 377,004
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,004
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 83416M105

Item 1.

(a)	Name of Issuer:

Solar Senior Capital Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

500 Park Avenue

New York, NY 10022

Item 2.

(a)	Name of Person Filing:

Jack Silver

Sherleigh Associates Inc. Profit Sharing Plan

Sherleigh Assoicates Inc. Defined Benefit Pension Plan

Silver Investment Partners LP

Hilltop Holding Company, L.P.

Leigh Silver Roth LLC

Romy Silver Roth LLC

Romleigh LLC

(b)	Address of Principal Business Office or, if none, Residence:

80 Columbus Circle PH76A

New York, NY 10023

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

83416M105

CUSIP No. 83416M105

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940

(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐ Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4. Ownership.

(a) – (c)

As of February 6, 2015, the reporting persons beneficially owned, in the aggregate, 1,008,582 shares of common stock of Solar Senior Capital Ltd (the “Common Stock”) representing 8.7% of the outstanding common stock, based on 11,533,315 shares of Common Stock outstanding as reported in the issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014. Such shares of Common Stock include (a) 85,000 shares held by Jack Silver, (b) 258,600 shares held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee, (c) 3,000 shares held by Sherleigh Associates Inc. Defined Benefit Pension Plan, (d) 139,925 shares held by Silver Investment Partners LP, a limited partnership of which Mr. Silver is a general partner, (e) 28,500 shares held by Hilltop Holding Company, L.P., a limited partnership of which Mr. Silver is a general partner, (f) 58,276 shares held by Leigh Silver Roth LLC, a limited liability company of which Mr. Silver is a manager, (g) 58,277 shares held by Romy Silver Roth LLC, a limited liability company of which Mr. Silver is a manager, and (h) 377,004 shares held by Romleigh LLC, a limited liability company of which Mr. Silver is a manager.

Mr. Silver has the sole voting and dispositive power with respect to 1,005,582 shares of Common Stock, and shares voting and dispositive power with Daniel Liss, the trustee of Sherleigh Associates Inc. Defined Benefit Pension Plan, with respect to 3,000 shares of Common Stock held by Sherleigh Associates Inc. Defined Benefit Pension Plan.

CUSIP No. 83416M105

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 83416M105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2015
Date

/s/ Jack Silver
Signature

Jack Silver
Name/Title

Sherleigh Associates Inc. Profit Sharing Plan

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	Trustee

Sherleigh Associates Inc. Defined Benefit Pension Plan

By:	/s/ Daniel Liss
Name:	Daniel Liss
Title:	Trustee

Silver Investment Partners LP

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	General Partner

Hilltop Holding Company, L.P.

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	General Partner

Leigh Silver Roth LLC

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	Manager

CUSIP No. 83416M105

Romy Silver Roth LLC

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	Manager

Romleigh LLC

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	Manager